J Sainsbury plc

082-00913

RECEIVED

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities and Exchange Commission
Office OF the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549
USA

07020824

Ext:	020 7695 6378
Fax:	020 7695 6378
Date:	23 January 2007

SUPPL

Dear Sir

J Sainsbury Announces: Response to The Competition Commission's Emerging Thinking

Please find enclosed a copy of the above announcement made to the London Stock Exchange on 23rd January 2007.

Yours sincerely

pp.

Hazel Jarvis
Deputy Secretary

PROCESSED

FEB 09 2007

THOMSON
FINANCIAL

Enc

23 January 2007

Sainsbury's Response to The Competition Commission's Emerging Thinking

Consumers Need Effective Competition

Sainsbury's notes the Emerging Thinking published today by the Competition Commission and believes this largely covers the issues that should be addressed in the next stage of this investigation – recognising the importance of effective competition to consumers.

In particular Sainsbury's shares the Competition Commission's concern with "any one grocery retailer's pre-eminent position, however acquired, becoming entrenched and incontestable by others". This concern centres on the potential adverse impact on consumers through higher prices or a reduction in the quality of the offer.

Sainsbury's main concern is to ensure that this investigation helps consumers have access to a real choice of one-stop shops and secures a competitive market in the future at both a national and local level.

Notes:

A summary of Sainsbury's main submission to the Competition Commission can be found at http://www.j-sainsbury.co.uk/files/pdf/SummaryCCSubmission_1006.pdf

Enquiries:
Investor Relations
Lynda Ashton / Elliot Jordan
+44 (0) 20 7695 7162 / +44 (0) 20 7695 4931

Media
Pip Wood
+44 (0) 20 7695 6127

23 January 2007

Sainsbury's Response to The Competition Commission's Emerging Thinking

Consumers Need Effective Competition

Sainsbury's notes the Emerging Thinking published today by the Competition Commission and believes this largely covers the issues that should be addressed in the next stage of this investigation - recognising the importance of effective competition to consumers.

In particular Sainsbury's shares the Competition Commission's concern with "any one grocery retailer's pre-eminent position, however acquired, becoming entrenched and incontestable by others". This concern centres on the potential adverse impact on consumers through higher prices or a reduction in the quality of the offer.

Sainsbury's main concern is to ensure that this investigation helps consumers have access to a real choice of one-stop shops and secures a competitive market in the future at both a national and local level.

Notes:

A summary of Sainsbury's main submission to the Competition Commission can be found at http://www.j-sainsbury.co.uk/files/pdf/SummaryCCSubmission_1006.pdf

Enquiries:

Investor Relations
Lynda Ashton / Elliot Jordan
+44 (0) 20 7695 7162 / +44 (0) 20 7695 4931

Media
Pip Wood
+44 (0) 20 7695 6127

23 January 2007

Sainsbury's Response to The Competition Commission's Emerging Thinking

Consumers Need Effective Competition

Sainsbury's notes the Emerging Thinking published today by the Competition Commission and believes this largely covers the issues that should be addressed in the next stage of this investigation - recognising the importance of effective competition to consumers.

In particular Sainsbury's shares the Competition Commission's concern with "any one grocery retailer's pre-eminent position, however acquired, becoming entrenched and incontestable by others". This concern centres on the potential adverse impact on consumers through higher prices or a reduction in the quality of the offer.

Sainsbury's main concern is to ensure that this investigation helps consumers have access to a real choice of one-stop shops and secures a competitive market in the future at both a national and local level.

Notes:

A summary of Sainsbury's main submission to the Competition Commission can be found at http://www.j-sainsbury.co.uk/files/pdf/SummaryCCSubmission_1006.pdf

Enquiries:
Investor Relations
Lynda Ashton / Elliot Jordan
+44 (0) 20 7695 7162 / +44 (0) 20 7695 4931

Media
Pip Wood
+44 (0) 20 7695 6127

23 January 2007

Sainsbury's Response to The Competition Commission's Emerging Thinking

Consumers Need Effective Competition

Sainsbury's notes the Emerging Thinking published today by the Competition Commission and believes this largely covers the issues that should be addressed in the next stage of this investigation - recognising the importance of effective competition to consumers.

In particular Sainsbury's shares the Competition Commission's concern with "any one grocery retailer's pre-eminent position, however acquired, becoming entrenched and incontestable by others". This concern centres on the potential adverse impact on consumers through higher prices or a reduction in the quality of the offer.

Sainsbury's main concern is to ensure that this investigation helps consumers have access to a real choice of one-stop shops and secures a competitive market in the future at both a national and local level.

Notes:

A summary of Sainsbury's main submission to the Competition Commission can be found at http://www.j-sainsbury.co.uk/files/pdf/SummaryCCSubmission_1006.pdf

Enquiries:

Investor Relations
Lynda Ashton / Elliot Jordan
+44 (0) 20 7695 7162 / +44 (0) 20 7695 4931

Media
Pip Wood
+44 (0) 20 7695 6127

23 January 2007

Sainsbury's Response to The Competition Commission's Emerging Thinking

Consumers Need Effective Competition

Sainsbury's notes the Emerging Thinking published today by the Competition Commission and believes this largely covers the issues that should be addressed in the next stage of this investigation - recognising the importance of effective competition to consumers.

In particular Sainsbury's shares the Competition Commission's concern with "any one grocery retailer's pre-eminent position, however acquired, becoming entrenched and incontestable by others". This concern centres on the potential adverse impact on consumers through higher prices or a reduction in the quality of the offer.

Sainsbury's main concern is to ensure that this investigation helps consumers have access to a real choice of one-stop shops and secures a competitive market in the future at both a national and local level.

Notes:

A summary of Sainsbury's main submission to the Competition Commission can be found at http://www.j-sainsbury.co.uk/files/pdf/SummaryCCSubmission_1006.pdf

Enquiries:

Investor Relations
Lynda Ashton / Elliot Jordan
+44 (0) 20 7695 7162 / +44 (0) 20 7695 4931

Media
Pip Wood
+44 (0) 20 7695 6127

23 January 2007

Sainsbury's Response to The Competition Commission's Emerging Thinking

Consumers Need Effective Competition

Sainsbury's notes the Emerging Thinking published today by the Competition Commission and believes this largely covers the issues that should be addressed in the next stage of this investigation - recognising the importance of effective competition to consumers.

In particular Sainsbury's shares the Competition Commission's concern with "any one grocery retailer's pre-eminent position, however acquired, becoming entrenched and incontestable by others". This concern centres on the potential adverse impact on consumers through higher prices or a reduction in the quality of the offer.

Sainsbury's main concern is to ensure that this investigation helps consumers have access to a real choice of one-stop shops and secures a competitive market in the future at both a national and local level.

Notes:

A summary of Sainsbury's main submission to the Competition Commission can be found at http://www.j-sainsbury.co.uk/files/pdf/SummaryCCSubmission_1006.pdf

Enquiries:

Investor Relations
Lynda Ashton / Elliot Jordan
+44 (0) 20 7695 7162 / +44 (0) 20 7695 4931

Media
Pip Wood
+44 (0) 20 7695 6127

END